Shareholder Meeting Results
(Unaudited)
___________________________________________________________
_____________

January 31, 2008 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:


						Votes for		Votes withheld

Jameson A. Baxter			17,023,608		486,169
Charles B. Curtis			17,019,706		490,071
Robert J. Darretta			16,993,045		516,732
Myra R. Drucker				17,008,382		501,395
Charles E. Haldeman, Jr.		17,012,027		497,750
John A. Hill				17,016,454		493,323
Paul L. Joskow				17,011,501		498,276
Elizabeth T. Kennan			16,989,866		519,911
Kenneth R. Leibler			17,002,573		507,204
Robert E. Patterson			17,019,161		490,616
George Putnam, III			17,018,041		491,736
W. Thomas Stephens*			16,997,011		512,766
Richard B. Worley			17,002,647		507,130


All tabulations are rounded to the nearest whole number.

* Mr. Stephens retired from the Board of Trustees of Putnam funds on March 14, 2008.